ROPES & GRAY LLP THREE EMBARCADERO CENTER SAN FRANCISCO, CA 94111 WWW.ROPESGRAY.COM

Chelsea M. Childs T +1 415 315 6374 Chelsea.Childs@ropesgray.com

February 28, 2025

via edgar

Ms. Anu Dubey

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	Carlyle AlpInvest Private Markets Fund (the “Fund”)

(File Nos. 333-282492, 811-23805)

Dear Ms. Dubey:

On February 24, 2025, the Fund filed an initial letter (the “Initial Letter”) to respond to the comments of the staff of the Securities and Exchange Commission (the “Staff”) of Post-Effective Amendment No. 1 to the Fund’s registration statement on Form N-2 (“Amendment No. 1”), filed on December 31, 2024. This letter provides the Fund’s responses to the follow-up comments that the Staff provided orally on February 25, 2025.

The Staff’s comments are summarized below to the best of our understanding, followed by the Fund’s responses. Unless otherwise indicated in a response, applicable changes will be reflected in Post-Effective Amendment No. 2 to the Fund’s registration statement on Form N-2 (“Amendment No. 2”), which the Fund intends to file on or about February 28, 2025, and will be marked to show all changes made since the filing of Amendment No. 1. Capitalized terms not otherwise defined herein have the meanings set forth in Amendment No. 1.

* * *

PROSPECTUS

1.	Comment: Please remove the disclosure about the Original Expense Limitation Agreement from the fee table as such agreement has expired.

Response: The requested change will be made.

2.	Comment: Please either delete the first and third sentences of the referenced paragraph in Comment 21 of the Initial Letter, given that there are no such waivers or discounts, or disclose that currently no such waivers and discounts are available.

Response: The requested change will be made.

3.	Comment: The Staff reiterates Comment 25 of the Initial Letter that “[u]nder Investment Management and Other Services – The Sub-Adviser, please disclose the rate of compensation paid to the Sub-Adviser and dollar amount of fees paid to the Sub-Adviser for the past three fiscal years. See Item 20.1.c of Form N-2.”

Response: The Registrant acknowledges the Staff’s comment and will seek to make the requested change as part of the next annual update.

STATEMENT OF ADDITIONAL INFORMATION

4.	Comment: The Staff reiterates Comment 26 of the Initial Letter that “[p]er Item 20.4 of Form N-2, please disclose the dollar amount paid to the Administrator for the past three fiscal years.”

Response: The Registrant acknowledges the Staff’s comment and will seek to make the requested change as part of the next annual update.

* * *

We hope the foregoing responses adequately address the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at (415) 315-6374.

Very truly yours,

/s/ Chelsea M. Childs
Chelsea M. Childs, Esq.

cc:	Cameron Fairall, AlpInvest Private Equity Investment Management, LLC

Jennifer Juste, AlpInvest Private Equity Investment Management, LLC

Michael G. Doherty, Ropes & Gray LLP